7/8

04036421

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Catlin Group Limited

*CURRENT ADDRESS Cumberland House, 6th Floor
1 Victoria Street
Hamilton, Bermuda HM 11

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FILE NO. 82- 34808 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]
DAT : 8/20/04

82-34808

Catlin Group Limited

Annual Report 2002

AR/S
12-31-02

CATLIN

The Catlin Group

Catlin Group Limited (formerly Catlin Westgen Group Limited) is a company incorporated in Bermuda whose worldwide insurance and reinsurance activities include syndicate 2003 at Lloyd's, which is managed by Catlin Underwriting Agencies Limited (CUAL), and Catlin Insurance Company Ltd (CICL) in Bermuda.

CUAL and CICL underwrite major classes of specialty property and casualty insurance and reinsurance, providing clients with innovative risk management solutions.

Contents

Operating and financial highlights – 2002

Capital	The Group raised $482 million of new equity capital in the form of convertible preferred stock from a consortium of private equity investors. It also put in place a $50 million term loan facility.
Lloyd's syndicates/ CUAL	The Group acquired syndicate 1003's capacity from Lloyd's Names and other capital providers and transferred it to syndicate 2003, which is managed by Catlin Underwriting Agencies Limited.
CICL	Catlin Insurance Company Ltd was registered as a Class 4 insurer in Bermuda and began writing property, casualty and alternative risk transfer (ART) coverages.
Premium growth	Gross premiums attributable to capacity supplied by the Group increased by 66% to $722.5 million in 2002.
Underwriting results	The 2002 year of account benefited from increased rates and improvements in policy conditions.
Ratings	Syndicate 2003 and CICL have been assigned 'A' (Excellent) ratings by A.M. Best. Syndicate 2003 has received a '4pi' Lloyd's Syndicate Assessment from Standard & Poor's, the highest assessment currently assigned to a Lloyd's syndicate.



Gross premiums written ($000)[1]
210.7
183.8
307.5
434.3
2002
722.5
1,200.0



Assets ($000)[1]
449.7
524.8
644.1
1,035.2
2002
1,719.3
2,300.0

Classes of business written



- Reinsurance **34.3%**
- Energy, Aerospace & Industrial Property **29.8%**
- Professional Indemnity & Financial Institutions **17.0%**
- Marine **18.9%**

[1]GAAP basis
[2]Anticipated

Classes of business

with anticipated 2003 premium income

Lloyd's Syndicate 2003

Active Underwriter: Paul Brand



Reinsurance Business Group
Underwriting Director: Matthew Paskin
Operations Director: Matthew Sage
Underwriters: Matthew Paskin, Matthew Sage, Roy Foster
Underwriters: Gary Mountford, Charles Rowley
Underwriters: Matthew Paskin, Matthew Sage, Roy Foster
Underwriter: Matthew Paskin
Underwriter: Niall McKibbin
Underwriter: Rob Smart
Underwriters: Matthew Sage, Matthew Paskin
Underwriter: Tony Lovett
Underwriter: Rob Smart
Professional Indemnity & Financial Institutions Business Group
Underwriting Director: Andrew McMellin
Operations Director: Jo Mier
Underwriters: Andrew McMellin, Matthew Newman
Underwriters: Jon Gale, Jo Mier
Underwriter: Ian Thompson
Underwriter: Bill Bartell
Underwriters: Heather Jones, Lee Savage
Marine Business Group
Underwriting Director: Nicholas Burkinshaw
Operations Director: Jo Everitt
Underwriters: James Farquar, Richard Panter
Underwriter: Iain Henstridge
Underwriters: Nicholas Burkinshaw, Jo Everitt, Chris King
Underwriter: Iain Henstridge
Underwriter: Stephen Hall
Underwriter: Deborah Wyatt
Energy, Aerospace & Industrial Property Business Group
Underwriting Director: Douglas Howat
Operations Director: Geoffrey Hunt
Underwriters: Richard Wood, David Slade, Dan Noble
Underwriters: Douglas Howat, Geoffrey Hunt, Steve Hawkins, Huw Jones
Underwriters: Andrew Trundle, Michael Hansen
Underwriters: Douglas Howat, Huw Jones
Underwriter: Mike Maran
Catlin Insurance Company Ltd (Bermuda)*
Underwriters: Nick Pascall, Mark Vaughan, Misha Novakovic
*includes QQS written for syndicate 2003
0
30
60
90
120
Anticipated 2003 premium income ($m)

Group structure



Catlin Group Limited (Bermuda)
100%
Catlin Asia Pte Limited (Singapore)
100%
Catlin Labuan Limited (Malaysia)
100%
Catlin Holdings (UK) Limited (UK)
100%
Catlin Insurance Company Ltd (Bermuda)
100%
Catlin Inc (USA)
100%
Catlin Holdings Limited (UK)
100%
Catlin Underwriting Agency US Inc (USA)
100%
Catlin Underwriting Agency US Inc of Louisiana (USA)
100%
Catlin Ecosse Insurance Limited (UK)
100%
Catlin Underwriting Agencies Limited (UK)
100%
Catlin Syndicate Limited (UK)
100%
Lloyd's syndicates

Key operating subsidiaries

UK

Catlin Underwriting Agencies Limited	CUAL was established in 1984 and manages syndicate 2003 at Lloyd's. It also manages syndicate 1003, which underwrote from 1985 until 2002, when its capacity was acquired by Catlin Syndicate Limited and merged with syndicate 2003.
Catlin Ecosse Insurance Limited	Ecosse was established in December 2001 and is based in Glasgow. It is a registered Lloyd's coverholder writing primarily property casualty business.

Bermuda

Catlin Insurance Company Ltd	CICL was licensed in 2001 by the Insurance Advisory Committee of Bermuda as a Class 3 insurer. Its license was upgraded to Class 4 when it began underwriting in 2002.

United States

Catlin Underwriting Agency US Inc	Located in Houston, CUAUS is a Texas licensed surplus lines broker that operates as an underwriting agency for syndicate 2003 and, by agreement, for other insurers and Lloyd's syndicates. CUAUS can also place surplus lines with other licensed carriers by agreement.
Catlin Underwriting Agency US Inc of Louisiana	Located in New Orleans, this Louisiana licensed surplus lines broker provides back office support to the underwriting activities conducted from the Houston office. It also has an underwriting function.

Asia

Catlin Asia Pte Limited	Located in Singapore, CAPL is licensed by the Monetary Authority of Singapore as an underwriting agent. It is permitted to write business worldwide (subject to Lloyd's licences) on behalf of syndicate 2003 and by agreement other Lloyd's syndicates.
Catlin Labuan Limited	CLL is licensed as an underwriting manager by the Labuan Offshore Financial Services Authority of Malaysia. It is also permitted to write business worldwide (subject to Lloyd's licences) on behalf of syndicate 2003 and by agreement other Lloyd's syndicates.

Chairman's statement



Sir Graham Hearne CBE
Chairman

It is my privilege as the newly appointed chairman of Catlin Group Limited to comment on what has been a watershed year for the company.

The highlights listed on page 1 of this report provide a summary of the company's many accomplishments during the past year, but one event stands out. The successful raising of $482 million in private equity capital, along with the provision of a $50 million term loan facility, lays the foundation on which the Catlin Group can develop as a significant independent participant in the global insurance and reinsurance market.

In the past year, taking advantage of exceptionally favourable insurance market conditions, the Catlin Group substantially increased the capacity of syndicate 2003 at Lloyd's, managed by Catlin Underwriting Agencies Limited. The capital infusion allowed Catlin Insurance Company Ltd of Bermuda to begin underwriting, and CICL is currently building a portfolio of property, casualty, alternative risk transfer and financial risk management policies.

In keeping with this level of activity, the Catlin Group during the past year has strengthened the quality of its management and staff. Key hires have been made in all areas of the company – underwriting, claims, finance and administration. The company has a strong team in place to guide its growth in the future.

This report includes the aggregate financial statements of Lloyd's syndicates 1003 and 2003 as well as the financial statements of Catlin Insurance Company Ltd. The syndicate accounts have been prepared under Lloyd's traditional three year accounting system. Under this methodology, the syndicates produced an overall loss in the 2000 year of account, the most recent to be closed, equivalent to approximately 12.5% of capacity. The primary reason for the loss was the need to increase prior year reserves for US professional indemnity and other casualty classes, a problem that has confronted other insurers worldwide. It is likely that the syndicates will also produce a small loss for the 2001 year of account.

While the loss for the 2000 year of account is much to be regretted, not least because it is the first loss in the Catlin Group's 18 year history,

So far in 2003 rates and conditions for nearly all classes of business have continued to improve.

we remain proud of our record of consistently outperforming the Lloyd's market as a whole during some of the most difficult years ever experienced.

Looking forward to the 2002 year of account and beyond, we see much improved prospects. It is expected that the 2002 account will be firmly in the black, as rates increased substantially and loss levels appear to be relatively modest. 2002 may close as one of the best underwriting years since the Catlin Group began underwriting at Lloyd's in 1985. So far in 2003, rates and conditions for nearly all classes of business have continued to improve. We view the future with optimism and confidence.

I would like to take this opportunity to thank the private equity funds that participated in last year's private placement – J.P. Morgan Corsair II Capital Partners, The Cypress Group LLC, Capital Z Financial Services Fund II LP, Charlesbank Capital Partners, Centre Partners Management LLC and Conning Capital Partners – for their commitment to the future of the Catlin Group. I would also like to thank Western General Insurance Limited, which has been an investor in the Catlin Group for the past eight years and which has reiterated its support by increasing its capital contribution.

This has been a year of great change, and the demands on the Catlin Group's staff have been considerable. In the short time that I have occupied the chair of the Catlin Group, I have been much struck by the hard work and professionalism of the Group's staff under Stephen Catlin's able leadership. Their dedication, both to the satisfaction of their clients and to the success of the Group, is clear and visible and augurs well for the future. I consider myself fortunate to chair a company at such an eventful stage in its development.

Sir Graham Hearne CBE
Chairman
1 May 2003







Chief Executive's review



Stephen Catlin
Chief Executive

The past year has been the most exciting in the history of Catlin Group Limited. Conditions in nearly all classes of specialty insurance written by the Group's subsidiaries have improved measurably. We successfully completed a private equity placement and term loan facility which raised $532 million. The new capital allowed Catlin Insurance Company Limited (CICL) of Bermuda to begin underwriting as part of our 'two platform' strategy, while at the same time we increased the capacity of syndicate 2003 at Lloyd's of London. Finally, we attracted significant new management and underwriting talent.

The increased capital allows the Catlin Group to solidify its position as one of the leading independent underwriters in the Lloyd's market and to become a robust player in the increasingly important Bermuda marketplace.





CICL will allow us to expand on our strategy of working as closely as possible with policyholders and their brokers.

'Two platform' strategy
We have established CICL as a second underwriting platform for several reasons:

- Because it is domiciled in Bermuda, CICL can write alternative risk transfer (ART) and financial risk management products that cannot easily be written at Lloyd's. CICL therefore allows the Catlin Group to provide increasingly innovative risk management solutions to clients.
- CICL will be able to underwrite business that is now shown only to Bermuda underwriters.
- CICL will allow us to expand on our strategy of working as closely as possible with policyholders and their brokers, in this case US companies which already insure or reinsure large amounts of their risk in Bermuda.

We began to move closer to our clients in 1999 when we formed Catlin Asia Pte Limited in Singapore and Catlin Labuan Limited in Malaysia and acquired 100% ownership of Catlin Underwriting Agency US Inc (CUAUS) in Houston and New Orleans to give the Catlin Group a local presence in these markets. We expanded the strategy in 2001 with the formation of Catlin Ecosse Insurance Limited in Glasgow. All of these operations have matured in the past year and are now producing encouraging amounts of business for the Group.

The formation of CICL does not in any way reduce the importance of Catlin Underwriting Agencies Limited (CUAL), which manages syndicate 2003. We are significantly increasing the volume of business underwritten by the syndicate, and we have already substantially strengthened CUAL's management and staff. We believe that our two underwriting platforms – London and Bermuda – will grow and prosper in tandem and that they will complement each other. We remain committed to a 'one company ethos', under which the Catlin Group's overall results are clearly understood by our employees to be more important than those of any individual class of business.

CICL

CICL is a Class 4 Bermuda domiciled insurer with capital in excess of $450 million. It wrote just less than $100 million in gross premium income in 2002, all of which was derived from qualifying quota share (QQS) reinsurance of Lloyd's syndicates 1003 and 2003 managed by CUAL. The QQS effectively increased the capacity of the syndicates by more than 20%.

CICL began writing coverage for third parties at the beginning of 2003, as well as providing a QQS for syndicate 2003's current year of account. The classes of business which CICL writes comprise:

- Property treaty reinsurance, including catastrophe, per risk and pro rata contracts.
- Casualty treaty reinsurance, including protections of small to medium size US stock companies, mutuals, and alternative risk financing vehicles such as captives, pools and risk retention groups. Classes of business underwritten include general liability, auto liability, professional liability and medical malpractice.
- ART products. These include loss portfolio transfers, structured treaty reinsurance arrangements and finite risk contracts that allow corporate insurance buyers to manage loss volatility within their retentions. In addition, certain structured financial risks, including financial guarantee and credit enhancement coverages, will be underwritten.

Very good opportunities currently exist in all of these classes, particularly in the ART sector following the withdrawal of several major players. CICL is already regarded as a source of significant and stable capacity.

CUAL/syndicate 2003

Gross premiums written by Lloyd's syndicates in 2002 attributable to capacity supplied by the Catlin Group amounted to $722.5 million, a 66% increase from 2001. When capacity supplied by individual Lloyd's Names and other capital providers is taken into consideration, syndicates managed by CUAL underwrote gross premiums of nearly $800 million in 2002.

We believe that our two underwriting platforms – London and Bermuda – will complement each other.

Syndicate 1003, our first underwriting venture which began underwriting for the 1995 year of account, stopped underwriting at the end of 2002 when a Catlin Group subsidiary acquired the entire capacity of the syndicate and transferred it to syndicate 2003. The decision to cease underwriting on behalf of third party capital maximises the benefits of our group structure.

For 2003, we envisage writing nearly $1 billion in premium through syndicate 2003. Premium income is likely to increase in nearly every class of business underwritten, with the notable exception of our terrorism book, which grew substantially following the tragedy of 11 September 2001. The enactment by the US Congress of the Terrorism Risk Insurance Act of 2002 may reduce the amount of US terrorism related coverage written for US policyholders, although we are still seeing strong demand for terrorism coverage from insureds outside the US.

Our position as a leading underwriter of many classes of business at Lloyd's is widely recognised.

A full list of the classes of business written by syndicate 2003 and CICL and their estimated premium income for 2003 appears on page 2.

Underwriting philosophy

A single underwriting philosophy governs all of our operations. We are careful and disciplined underwriters, but we are also flexible and creative. These concepts are not contradictory. Each of our class underwriters is backed by a team of professionals, including underwriting assistants, actuaries, lawyers, claims experts and accountants. We have invested substantial resources in the development of sophisticated analytical tools in an attempt to ensure that underwriting is profitable through all phases of the insurance cycle. However, we also believe that an underwriter operating within our structure must have the freedom to use his or her experience, intelligence and judgment if he or she is to offer the client the most appropriate insurance product. We utilise a high degree of technology to support our underwriting process, but we do not allow computers or support staff to make our underwriting decisions.

We expanded premium income substantially last year, but at the same time we monitored even more carefully the aggregate amount of risk we retained in each class to ensure that our growth was properly controlled and supported by adequate capital.

We see ourselves as providers of risk management expertise and original underwriting thought, not as simply a source of insurance capacity. Our position as a leading underwriter of many classes of business at Lloyd's is widely recognised, as has been our reputation for financial performance and security.

Operating results

This report includes the most recent aggregated results of Lloyd's syndicates 1003 and 2003, prepared under Lloyd's three year accounting rules. Also included are the 2002 financial statements of CICL. In the Financial Review on pages 12 to 14, Catlin Group Chief Financial Officer Chris Stooke comments in more detail on the company's financial performance.

The 2000 year of account for syndicates 1003 and 2003 ended in a loss equivalent to approximately 12.5% of the syndicates' capacity, ending our record of continuous profitability which began when syndicate 1003 wrote its first policy at the end of 1984. In the third quarter of 2002, it became apparent that our reserving model for US professional indemnity exposures required amendment and that we would be required to increase reserves for prior years of account for these classes of business, triggering the loss.

We have not been alone in addressing this problem as insurers in both the US and the UK have similarly taken charges against their 2002 results to increase professional indemnity reserves. The need to increase reserves in these classes could not have been reasonably predicted earlier. The deterioration is primarily the result of the runaway tort system in the US, a system where the amount of compensation awarded by a jury often bears no resemblance to the damages sustained by a plaintiff. There are many factors behind this tort explosion, not the least of which is an increasingly aggressive and avaricious US plaintiffs' bar. We unhesitatingly support efforts now under way to reform the US civil justice system meaningfully so that the compensation awarded by a court reflects the true level of injury.

We have not simply increased reserves for these classes of business. We have conducted a detailed examination of these classes, increasing rates substantially for some risks and refusing to renew coverage for others, reaffirming our commitment to underwriting profitability.

The syndicates' 2001 year of account is likely to sustain a loss of 0% to 5% of capacity which is not surprising considering the substantial losses in 2001, including the 11 September tragedy. The 2002 year of account, however, is performing extremely well, benefiting from increases in rates and deductibles as well as improvements in policy conditions. It could close as one of the best underwriting years in CUAL's history.

Current trading conditions

The rate increases and improvements in terms and conditions have carried through into 2003. We are encouraged both by the current market environment and also by the discipline that most players in the market are demonstrating to ensure that rates and conditions continue to be sufficient to produce adequate returns.

It has always been the Catlin Group's strategy to manage growth according to prevailing market conditions. Syndicates 1003 and 2003 showed little premium growth during the appalling market conditions of the late 1990s. Last year, taking advantage of favourable market conditions, the syndicates underwrote a record amount of premium income, and we have responsibly increased capacity again this year.

Last year, taking advantage of favourable market conditions, the syndicates underwrote a record amount of premium income.

Lloyd's

In the past year, Lloyd's has reclaimed its reputation as one of the world's premier insurance markets. Emerging from five consecutive years of losses, earlier this year Lloyd's reported that it had swung strongly into the black during 2002 on a pro forma annually accounted basis. Lloyd's reported that its 2002 combined ratio of 98.6% compared with an average of 105.1% for European reinsurers, 108.3% for US property and casualty insurers and 121.3% for US reinsurers.









Chief Executive's review (continued)







Lloyd's is a modern and vibrant marketplace with committed capital providers, including ourselves. As a member of both the Council of Lloyd's and the new Franchise Board, I can attest first hand to the willingness of the market to build on its historic reputation and compete with the most highly regarded insurance and reinsurance companies worldwide. However, the next 18 months will be a critical time in Lloyd's as the Franchise Board works to increase further the quality of underwriting within the Lloyd's market and to ensure that weak players are either strengthened or eliminated.

Syndicate 1003 and CICL have both received 'A' (Excellent) ratings from A.M. Best.

Lloyd's has retained its 'A-' (Excellent) rating from A.M. Best and A (Strong) rating from Standard & Poor's during a period when the ratings of many competitors have been downgraded. Syndicate 2003 and CICL have both received 'A' (Excellent) ratings from A.M. Best, while syndicate 2003 has received a '4pi' Lloyd's Syndicate Assessment from S&P, the highest assessment currently given. These ratings reflect the fact that the syndicates managed by CUAL have over the years significantly outperformed the Lloyd's market as a whole.

Management and staff

As the Catlin Group expanded, it was clear that the Group required more talent if it were to continue to grow and prosper. In October 2001, Paul Jardine, formerly chief actuary and commutations director at Equitas, joined us as director of new financial products. Besides his work in helping us enter the financial risk management marketplace, Paul was also a key participant in our successful private equity placement. Paul's efforts were recognised earlier this year when he was appointed chief executive of CUAL.

In the past several months we have added several other senior figures. Sir Graham Hearne, the former chairman of Enterprise Oil plc, was appointed chairman of Catlin Group Limited in February. The Group has already and will continue to benefit greatly from Sir Graham's leadership skills, which have been continuously demonstrated during his distinguished career in international business, finance and government.

Graham Pewter, the former president and chief executive of Commercial Risk Partners Limited, has joined the Group as president and chief executive of CICL. Graham's more than 20 years of experience in the Bermuda market makes him the ideal individual to lead the Bermuda underwriting company. One of Graham's key tasks in 2003 will be to recruit talented individuals who will expand CICL's management and underwriting expertise.

Chris Stooke has been appointed chief financial officer of Catlin Group Limited. Chris, formerly a partner in PricewaterhouseCoopers' insurance practice, provides the Group with a strong financial professional with years of experience in the international insurance marketplace.

As the company continued to grow, both in terms of premiums and geographic reach, we realised the importance of ensuring that we could accurately measure the level of risk assumed by each subsidiary and the Group as a whole. Janet Nelson, formerly chief risk officer at The St Paul Companies Inc and president of St Paul Surplus Lines Insurance Co, agreed to join us as chief risk officer of the Catlin Group, a role that will be increasingly important as premium income and aggregate exposures expand.

Finally, I plan to step down later this month as active underwriter of the Lloyd's syndicates managed by CUAL, to be succeeded by Deputy Underwriter Paul Brand, subject to Lloyd's approval. Paul's promotion more accurately reflects our current underwriting structure as well as his responsibilities as chief underwriting officer.

We have made key additions to staff in all areas of the Group – underwriting, claims, finance and administration.

Besides these top management appointments, over the past year we have made key additions to staff in all areas of the Group – underwriting, claims, finance and administration – to ensure that we have the resources to handle an increasing business volume with the same level of excellence that our clients have learned to expect. We are also very proud of the fact that our employee attrition rates remain very low, validating our belief that the Catlin Group offers employees a challenging work environment with corresponding financial rewards. Our progress is due largely to the hard work and good spirit of our employees, and I take this opportunity to thank and congratulate them for their contributions during the past year.

Outlook

The future appears extremely promising for the Catlin Group, both in terms of the favourable underwriting environment and the Group's ability to execute its strategy of trading from dual platforms, growing sensibly as market conditions allow. Today's Catlin Group has come a long way from the company which began less than 20 years ago with two employees and less than $8 million in capacity to become one of the world's leading specialty insurers.

Stephen Catlin
Chief Executive
1 May 2003

Financial review

Catlin Group Limited in 2002 laid the foundation for future sustainable growth and profitability. In particular, the successful completion of the $482 million private placement of additional equity capital has enabled us to capitalise our Bermuda underwriting subsidiary, Catlin Insurance Company Ltd, and to acquire the remaining capital supplied by individual Lloyd's Names to the Lloyd's syndicates managed by Catlin Underwriting Agencies Limited.

Since the end of 2002 we have also drawn down a $50 million term loan facility which was put in place at the time of the capital raise. These funds will allow us to develop further our London and Bermuda underwriting platforms.

Whilst CICL is now writing third party business, its premium income during 2002 was solely produced by writing qualifying quota share reinsurance for the Lloyd's syndicates managed by CUAL. The Group's 2002 results therefore wholly reflect underwriting by the Lloyd's syndicates.

Summary of trading results

Set out below are extracts from the 2002 consolidated accounts of Catlin Group Limited, which are prepared following US generally accepted accounting principles (GAAP).

	2002 $m	2001 $m
Gross premiums written	**722.5**	434.3
Net premiums earned	**381.7**	299.8
Net investment income	**18.2**	17.3
Combined ratio	**110.6%**	118.5%
Combined ratio (excluding non-recurring items)	**92.0%**	106.1%
Non-recurring items:		
Prior year reserve strengthening	**70.8**	1.0
11 September claims, net of reinsurance	**–**	26.1

Gross premiums written increased in 2002 by more than 66% to $722.5 million. The Group has benefited from one of the most favourable underwriting environments in a generation. A substantial element of the growth in premium income resulted from pricing improvement, not growth in the number or magnitude of exposures covered or changes in the nature of those exposures. The Group's underwriters continually monitor rate movements when writing new and renewal policies. The chart below, which shows the average percentage increase in rates (with allowance for changes in the terms and conditions) compared with 1999, the bottom of the last underwriting cycle, illustrates the current positive underwriting environment.


Relative rate index for syndicates managed by CUAL
100
105
135
184
2003
219

The Group's reinsurance cost, expressed as a percentage of gross premiums written, has decreased from 31% in 2001 to 18% in 2002. The sharp change in market dynamics following the 11 September tragedy necessitated a review of our reinsurance programme in the light of significantly increased costs. In purchasing reinsurance for 2002 and subsequent years, we have also been aware of the Catlin Group's significantly stronger capitalisation and its ability both to spread risk and withstand losses. We continue to maintain strict controls over the purchase and management of reinsurance, with no current reinsurance provider being rated lower than 'A-'.

The summary of trading results also shows the impact of two significant events which we categorise as non-recurring: the strengthening of prior year reserves during 2002 and the cost of the 11 September tragedy.

The Group recorded a charge of $70.8 million to 2002 earnings to increase reserves for US professional indemnity and other liability policies written during the 1990s. The Catlin Group was one of the first companies to recognise the impact of the increasingly challenging and costly US professional liability environment on prior year reserves. We have undertaken a thorough review of the Group's exposures in these classes of business with the support of external actuaries, and we have adjusted both our reserving model and the level of carried reserves as a result of that review.

Our estimated loss net of reinsurance in respect of 11 September has fallen slightly during the past year from approximately $26 million to $24 million. This is largely driven by a decrease in the estimated gross loss from $150 million to $131 million. The Group's reinsurance protections have not been exhausted by claims related to 11 September so that the net loss is unlikely to change materially under the normal scenarios which might lead to an increase in the gross loss.

When the effect of these non-recurring items is excluded, the improvement in the Group's combined ratio in 2002 reflects the greatly improved underwriting environment and the savings in reinsurance cost. The expense ratio has risen slightly compared with 2001, reflecting the Group's substantial investment in people and computer systems in the past year, as well as the cost of the capital raise.

Investment portfolio

The Group's investment portfolio contains no equity or alternative investment exposure.

	2002 $m	2001 $m
Fixed maturities at fair value	**169.3**	152.0
Short-term investments	**74.8**	35.6
Other invested assets	**2.9**	2.4
Cash and cash equivalents	**523.5**	66.5
	770.5	256.5



Chris Stooke
Chief Financial Officer











Financial review (continued)

Shareholders' equity and gearing
The Catlin Group's consolidated shareholders' equity at 31 December 2002 was $500.4 million (2001 – $56.2 million) and gearing was nil. At the end of 2001 money market loans totalling $20.7 million were outstanding; these were repaid during 2002. The Group has unutilised bank money market and overdraft facilities totalling $36 million. The Group also has a letter of credit amounting to $32 million to support the underwriting of US business and a letter of credit of $170 million to support underwriting at Lloyd's.

The majority of the Group's capital ($456 million) is allocated to CICL, which in turn provides capital to the Lloyd's syndicates managed by CUAL. The Group employs a risk based capital allocation model to determine required capital levels to support the various classes of business written.

Summary cash flows
Cash flow was strong during the year, with investments and cash equivalents increasing by more than the amount of the capital raised.

	2002 $m	2001 $m
Net cashflow provided by operating activities	**132.1**	22.2
Purchase of fixed assets and Names' capacity	**(50.9)**	(5.4)
Increase in/(repayment of) debt	**(20.6)**	15.2
Preference dividends payable	**(13.8)**	–
Proceeds of capital raise	**462.4**	1.0
	509.2	33.0
Purchase of investments (net of sales)	**(52.2)**	(6.3)
Net increase in cash and cash equivalents	**457.0**	26.7

With increased capitalisation and the excellent current trading conditions in the various classes of business which we underwrite, the Catlin Group is well positioned to report strong operating results for 2003.

Chris Stooke
Chief Financial Officer
1 May 2003

Introduction to financial statements

To provide further detail on the Group's financial position and performance, the following pages contain:

- the statement of aggregated financial data for Lloyd's syndicates 1003 and 2003, managed by Catlin Underwriting Agencies Limited (CUAL), at 31 December 2002; and
- the financial statements of Catlin Insurance Company Ltd (CICL) at 31 December 2002 and 2001.

Syndicates 1003 and 2003
Catlin Group Limited has historically supplied the entire capacity of syndicate 2003 but has not supplied capital to syndicate 1003. Whilst the syndicates traded in parallel, the capacity for syndicate 1003 was provided by individual Lloyd's Names and other capital providers. For the 2000 and 2001 years of account, syndicate 2003 accounted for 78% of the syndicates' aggregate capacity, with syndicate 1003 accounting for the remaining 22%. For the 2002 year of account, syndicate 2003 accounted for 78.5% of the syndicates' aggregate capacity, with syndicate 1003 accounting for the remaining 21.5%.

Syndicate 1003 ceased underwriting at the end of 2002 when its capacity was acquired by the Group and transferred to syndicate 2003. For the 2003 and subsequent years of account, business will only be written by syndicate 2003 whose capacity is provided solely by the Group.

The aggregated financial data for the two syndicates are presented here to show the extent of the underwriting activities historically managed by CUAL and to provide a meaningful comparison with the current and future operations of syndicate 2003. The statement of aggregated financial data has been prepared in accordance with Lloyd's Syndicate Accounting Rules, including Lloyd's traditional three year accounting basis. All amounts are expressed in sterling.

CICL
The financial statements of CICL cover 2001 and 2002, and have been prepared in accordance with accounting principles generally accepted in the United States of America. All amounts are expressed in US dollars.

Report of the independent accountants

To Catlin Underwriting Agencies Limited

In our opinion the aggregated financial data of syndicates 1003 and 2003 set out on pages 17 to 27 have been properly prepared in accordance with the basis described in note 1.

The statement of financial data is an aggregation of the relevant financial information included in the annual report and audited accounts of syndicates 1003 and 2003 for the year ended 31 December 2002.

Our audit opinions on the annual report and audited accounts of syndicates 1003 and 2003 for the year ended 31 December 2002 were prepared for and only for the members of the syndicates and for no other purpose. We do not, in giving those audit opinions, accept or assume responsibility for any other purpose or to any other person to whom that report or this report is shown or in to whose hands they may come save where expressly agreed by our prior consent in writing. Furthermore we do not accept or assume responsibility whether in contract, tort (including negligence) or otherwise to any third party in respect of this aggregated financial data.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
21 March 2003

Balance sheet

at 31 December

	Notes	2002 £000	2001 £000
Assets			
Financial investments	4	**158,785**	125,764
Deposits with ceding undertakings		**200**	830
Debtors	5	**79,505**	41,456
Other assets:			
Cash at bank and in hand		**39,696**	24,393
Overseas deposits		**20,719**	15,534
Prepayments and accrued income		**871**	612
		299,776	208,589
Liabilities			
Balance on 2000/(1999) year of account	6	**(25,153)**	5,820
Balance on open years of account:			
Balance on 2001/(2000)	7	**177,030**	114,864
Balance on 2002/(2001)	7	**77,275**	41,880
Creditors	8	**69,826**	45,735
Accruals and deferred income		**798**	290
		299,776	208,589

2000 underwriting account

as closed at the end of the third year

	Notes	2000 at 24 months £000	2000 change in calendar year £000	2000 at 36 months £000	1999 at 36 months £000
Syndicates' allocated capacity		196,558		**196,558**	196,419
Gross premiums written (net of brokerage)		212,611	1,703	**214,314**	156,670
Outward reinsurance premiums		(77,707)	794	**(76,913)**	(60,178)
Net premiums		134,904	2,497	**137,401**	96,491
Reinsurance to close premium received from earlier years of account	9	69,742	(3,447)	**66,295**	93,888
Gross claims paid		(97,911)	(94,585)	**(192,497)**	(167,832)
Reinsurers' share		20,385	42,904	**63,289**	60,552
Net claims		(77,526)	(51,682)	**(129,208)**	(107,280)
Reinsurance premium to close the year of account	10	–	(86,453)	**(86,453)**	(69,742)
(Loss)/profit on exchange		(94)	(2,341)	**(2,435)**	203
Syndicate operating expenses		(12,174)	(2,172)	**(14,346)**	(11,777)
Balance on technical account	11	114,852	(143,598)	**(28,746)**	1,782
Investment income		3,188	3,699	**6,887**	7,746
Investment gains less losses		587	(32)	**555**	1,475
Investment expenses and charges		(46)	(72)	**(118)**	(127)
Balance on open year		118,581	(140,003)		
(Loss)/profit for the closed year of account	6			**(21,422)**	10,876

2001 underwriting account

at the end of the second year

	Notes	2001 at 12 months £000	2001 change in calendar year £000	2001 at 24 months £000	2000 at 24 months £000
Syndicates' allocated capacity		241,337		**241,337**	196,558
Gross premiums written (net of brokerage)		149,405	98,136	**247,541**	212,611
Outward reinsurance premiums		(79,522)	(10,155)	**(89,677)**	(77,707)
Net premiums		69,883	87,981	**157,864**	134,904
Reinsurance to close premium received from earlier years of account	10	–	86,453	**86,453**	69,742
Gross claims paid		(42,565)	(83,803)	**(126,368)**	(97,911)
Reinsurers' share		30,145	47,322	**77,467**	20,385
Net claims		(12,420)	(36,481)	**(48,901)**	(77,526)
Loss on exchange		(9)	(1,267)	**(1,276)**	(94)
Syndicate operating expenses		(12,079)	(4,648)	**(16,727)**	(12,174)
Balance on technical account		45,375	132,038	**177,413**	114,852
Investment income		218	3,210	**3,428**	3,188
Investment gains less losses		42	(29)	**13**	587
Investment expenses and charges		(18)	(67)	**(85)**	(46)
Balance on open year	7	45,617	135,152	**180,769**	118,581

2002 underwriting account

at the end of the first year

	Notes	2002 at 12 months £000	2001 at 12 months £000
Syndicates' allocated capacity		**413,000**	241,337
Gross premiums written (net of brokerage)		**258,437**	149,405
Outward reinsurance premiums		**(144,447)**	(79,522)
Net premiums		**113,990**	69,883
Gross claims paid		**(14,150)**	(42,565)
Reinsurers' share		**3,598**	30,145
Net claims		**(10,552)**	(12,420)
Loss on exchange		**(31)**	(9)
Syndicate operating expenses		**(20,632)**	(12,079)
Balance on technical account		**82,775**	45,375
Investment income		**1,197**	218
Investment gains less losses		**13**	42
Investment expenses and charges		**(40)**	(18)
Balance on open year	7	**83,945**	45,617

Notes to the statement of aggregated financial data

at 31 December 2002

1 Basis of aggregation

The statement of financial data is an aggregation of the relevant financial information included in the annual report and audited accounts of syndicates 1003 and 2003 for the year ended 31 December 2002. The capacity stated is the aggregation of syndicate 1003 and 2003 combined with syndicate 2600. Syndicate 2600, which is also managed by Catlin Underwriting Agencies Limited, writes a qualifying quota share reinsurance of syndicates 1003 and 2003.

2 Basis of preparation of the annual report

The statement of aggregated financial data, comprising the balance sheet, underwriting accounts, seven year summary and these notes, is prepared in accordance with the Lloyd's Syndicate Accounting Rules.

3 Accounting policies

Underwriting transactions

Gross premiums are allocated to years of account on the basis of the inception date of the policy. Commission and brokerage are charged to the year of account to which the relevant policy is allocated. Reinsurance premiums ceded are allocated to the appropriate year of account on bases which fairly reflect the allocation of the underlying business being protected. Gross claims paid include internal and external claims settlement expenses and, together with reinsurance recoveries (less amounts provided for in respect of doubtful reinsurers), are attributed to the same year of account as the original premium for the underlying policy. Reinstatement premiums payable in the event of a claim being made are charged to the same year of account as that to which the recovery is credited.

Closed years of account

The underwriting account includes transactions processed through the Lloyd's Policy Signing Office, now Xchanging Ins-sure Services Limited, up to the balance sheet date together with an estimate of premiums due but not received, based on an examination of past experience and written records of risks. Premiums due to reinsurers are recognised in order to match reinsurance transactions with the related gross premium amounts. Recoveries due from reinsurers are included in order to match reinsurance transactions with the related gross claim amounts.

Open years of account

The underwriting account only includes transactions processed through Xchanging Ins-sure Services Limited up to the balance sheet date together with material outstanding reinsurance premiums and recoveries due to and from reinsurers. No recognition is made of any underwriting losses that may arise on open years of account.

Reinsurance to close

Normally each year of account is kept open for three years, at the end of which it is closed by reinsurance into the syndicates' next year of account. The premium for the reinsurance to close is ceded in fixed proportions to each syndicate's next year of account. The premium for this reinsurance to close is determined on the basis of estimated (including claims incurred but not reported), net of estimated collectible reinsurance recoveries, relating to the closed year of account and all previous years of account reinsured therein. Ultimate net claims settlements are estimated by the use of statistical projections based on previous claims history and by case-by-case reviews of notified losses. Although the estimate of net outstanding liabilities is considered to be fair and reasonable, it is implicit in the estimation procedure that the ultimate liabilities will be at variance from the premiums so determined.

Investments

Investments are stated at the market value ruling at the balance sheet date. The cost of syndicate investments is deemed to be the aggregate of:

(i) the value at which those elements of the investment portfolio still held at the current balance sheet date were acquired at the beginning of the year of account, that is, at the previous balance sheet value; and

(ii) the cost of any new assets acquired during the year and held at the current balance sheet date.

Overseas deposits

Overseas deposits are stated at the market value ruling at the balance sheet date. The cost of investments held within these deposits is determined either on the same basis as for syndicate investments or on the basis of notification received from Lloyd's.

Foreign currency translation

The syndicates maintain four separate currency funds in sterling, euros, US dollars and Canadian dollars. In addition, the syndicates hold euro investments which are translated at year end rates. Items expressed in US and Canadian dollars are normally translated to sterling at the rates of exchange ruling at the balance sheet date. Transactions during the year in other overseas currencies are expressed in sterling at the rates advised by Lloyd's. 'Calendar year movements' shown in the underwriting accounts include exchange differences on retranslating brought forward cumulative information.

In accordance with Lloyd's requirements, US dollar results for a closed year of account are reported to underwriting members in that currency. Consequently, any profit or loss arising after 31 December in respect of those reported amounts is the personal responsibility of underwriting members of that closed year. Where Canadian dollars are bought or released to liquidate a closed year of account after 31 December, any profit or loss arising therefrom is allocated to the year of account into which the liabilities of the closed year have been reinsured. Where US dollars or Canadian dollars are bought or sold in respect of an open year of account, any profit or loss arising is reflected in the underwriting account prepared for that year of account as at the end of the calendar year in which the transaction occurs. However, the profit or loss on sale of US dollars to cover expenses on the closed year of account, effected after

Notes to the statement of aggregated financial data (continued)

3 Accounting policies (continued)

Investment return

The investment return comprises investment income and investment gains less losses, net of investment expenses and charges. The returns on investments arising in a calendar year are generally apportioned to years of account open during the calendar year in proportion to the average funds available for investment on each year of account.

Taxation

No provision has been made for UK taxation on the net underwriting result and investment income.

The result for the closed year, net of personal expenses, is accounted to the Members' Services Unit (MSU) of the Corporation of Lloyd's on behalf of underwriting members.

Under Schedule 20, FA1993, managing agents are not required to deduct basic rate income tax from trading income, including capital appreciation, of the syndicate. Furthermore, all UK basic rate income tax (20% to 24%) deducted from syndicate investment income is recoverable by the managing agent; therefore, the distribution made to members is gross of tax.

It remains the responsibility of members to agree their personal UK tax liabilities, including any liability to higher rate tax or, in the case of corporate members, their corporation tax liabilities with the Inland Revenue.

The syndicates are required to fund on account assessments of US dollar and Canadian dollar source income and these amounts are then recovered by reimbursement from the MSU. At the balance sheet date such syndicate fundings are included within sundry debtors. The final assessments are charged direct to underwriting members by the MSU. It is the personal responsibility of members who are resident in the United States or Canada for taxation purposes to agree and settle their US and Canadian federal tax liabilities.

Syndicate operating expenses

Where expenses are incurred by the managing agent or on behalf of the managing agent on the administration of managed syndicates, these expenses are apportioned using varying methods depending on the type of expense. Expenses which are incurred jointly for the agency company and managed syndicates are apportioned between the agency company and the syndicates on bases depending on the amount of work performed, resources used and the volume of business transacted. Syndicate operating expenses are allocated to the year of account for which they are incurred.

4 Financial investments

	2002		2001	
	Cost £000	Market Value £000	Cost £000	Market Value £000
Debt securities and other fixed-income securities	**158,925**	**158,785**	125,349	125,764

There were no stock lending arrangements outstanding at 31 December 2002 (2001 – nil).

5 Debtors

	2002 £000	2001 £000
Amounts due within 12 months:		
Arising out of direct insurance operations	**9,535**	4,592
Arising out of reinsurance operations	**64,640**	31,356
	74,175	35,948
US federal taxation recoverable from Lloyd's	**743**	527
UK taxation due from Inland Revenue	**42**	45
Computer hardware and re-location costs prepaid	**1,205**	996
Amount due from managing agent	**400**	–
Other	**20**	543
	76,585	38,059

5 Debtors (continued)

	2002 £000	2001 £000
Amounts due after 12 months:		
Arising out of direct operations	**79**	136
Arising out of reinsurance operations	**97**	14
UK taxation due from Inland Revenue	**–**	12
Computer hardware and re-location costs prepaid	**2,744**	3,234
	2,920	3,396
Total debtors	**79,505**	41,456
Debtors are stated net of provision for bad and doubtful debts as shown below:		
Arising out of reinsurance operations	**1,780**	949
	1,780	949

6 Balance on closed year of account

	2002 £000	2001 £000
2000 year of account loss/1999 year of account profit before personal expenses:		
Sterling Trust Fund	**(13,784)**	6,313
US Dollar – LDTF (Deficit $14,365,225 – 1999 $nil)	**(8,923)**	–
– LATF ($2,689,114 – 1999 $2,904,414)	**1,670**	1,000
Canadian Dollar Trust Fund (Deficit $977,675 – 1999 $8,265,007)	**(385)**	3,563
	(21,422)	10,876
Transfer to members' premium trust funds	**–**	–
Personal expenses:		
Members' agents' fees	**270**	280
Other expenses	**3,461**	4,776
	3,731	5,056
2000/(1999) year of account (loss)/profit after personal expenses and transfer to members' premium trust funds	**(25,153)**	5,820

Notes to the statement of aggregated financial data (continued)

7 Balance on open years of account

	2002 £000	2001 £000
2001/(2000) year of account balance before personal expenses	**180,769**	118,581
Personal expenses:		
Members' agents' fees	**341**	270
Other expenses	**3,398**	3,447
	3,739	3,717
2001/(2000) year of account balance after personal expenses	**177,030**	114,864
2002/(2001) year of account balance before personal expenses	**83,945**	45,617
Personal expenses:		
Members' agents' fees	**545**	341
Other expenses	**6,125**	3,396
	6,670	3,737
2002/(2001) year of account balance after personal expenses	**77,275**	41,880

8 Creditors

	2002 £000	2001 £000
Amounts payable within 12 months:		
Arising out of direct insurance operations	**21,081**	1,357
Arising out of reinsurance operations	**47,593**	28,066
	68,674	29,423
Amount owed to credit institutions	**–**	13,699
Amount due to managing agent	**–**	911
Other creditors:		
Profit commission payable	**–**	1,135
Sundry creditors	**1,091**	567
	69,765	45,735
Amounts payable after 12 months:		
Arising out of reinsurance operations	**61**	–
	61	–
Total creditors	69,826	45,735

In order to provide the syndicate with additional temporary finance in the aftermath of the 11 September tragedy, the managing agent negotiated a temporary US dollar loan facility with Barclays Bank Plc.

During 2002 the facility was extended to $36 million, and the maximum amount drawn down in the period was $35,999,000. There were no outstanding amounts due to the bank at 31 December 2002. (31 December 2001 – $20,000,000, sterling of £13,698,630).

During 2001, the managing agent also negotiated a separate US dollar letter of credit facility with Barclays Bank Plc of US $41,200,495 for the purposes of supporting its US dollar loss reserves, in respect of surplus lines business, as required by the US Surplus Lines Trust Fund.

At 31 December 2002, no drawings had been made on this facility (31 December 2001 – $nil).

9 Net premium for the reinsurance to close the 1999 year of account

The calendar year movement reflects the change in exchange rates.

10 Reinsurance premium to close the year of account

	2000			1999
	Pure 2000 £000	1999 reinsured therein £000	Total at 36 months £000	at 36 months £000
2000 and 1999 years of account:				
Gross notified outstanding claims	88,892	99,098	**187,990**	122,129
Reinsurance recoveries anticipated	81,138	71,095	**152,233**	75,394
Net notified outstanding claims	7,754	28,003	**35,757**	46,735
Provision for gross claims incurred but not reported	55,786	27,377	**83,164**	68,148
Reinsurance recoveries anticipated	27,646	4,821	**32,467**	45,141
Provision for net claims incurred but not reported	28,140	22,556	**50,696**	23,007
Reinsurance premium to close the 2000 and prior years of account (1999 and prior year of account)	35,894	50,559	**86,453**	69,742

The reinsurance to close premium includes a provision for future claims handling costs within 'provision for gross claims incurred but not reported'.

11 Balance on closed year technical account

	2000 £000	1999 £000
(Loss)/profit attributable to business allocated to the 2000/(1999) year of account	**(2,901)**	1,631
(Loss)/profit attributable to business reinsured into the 2000/(1999) year of account	**(9,064)**	11,726
	(11,965)	13,357
(Loss)/profit on exchange	**(2,435)**	202
Syndicate operating expenses	**(14,346)**	(11,777)
Balance on technical account	**(28,746)**	1,782

The balance on the technical account is stated after charging £1,236,000 (1999 – £584,696) in respect of provision for doubtful debts.

12 Calendar year investment yield

a The average amount of syndicate funds excluding overseas deposits available for investment during 2001 and the investment return and yield for that calendar year were as follows:

	2002 £000	2001 £000
Average fund	**180,971**	155,355
Investment return	**8,256**	10,752
Calendar year investment yield (%)	**4.56%**	6.92%

'Average fund' is the average of bank balances and investments held on behalf of the members of the syndicates at the end of each month during the calendar year. For this purpose, investments are at cost and include accrued income where appropriate.

Notes to the statement of aggregated financial data (continued)

12 Calendar year investment yield – continued

b Analysis of calendar year investment yield by currency:

	2002	2001
Sterling	**5.10%**	5.63%
Euro	**3.26%**	4.30%
US dollars	**5.48%**	7.00%
Canadian dollars	**3.90%**	6.95%

13 Segmental information

	Fire & other damage to property £000	Third party liability £000	Marine aviation & transport £000	Other direct £000	Reinsurance acceptances £000	Total £000
2000 closed year of account						
Risks located in UK	10,206	1,952	1,755	4,717	5,152	23,782
Risks located in EU countries	2,008	1,416	5,294	298	945	9,961
Risks located in other countries	51,025	25,518	51,336	33,835	18,856	180,570
Gross premiums written	63,239	28,886	58,385	38,850	24,953	214,313
Gross claims paid	(55,319)	(27,163)	(51,369)	(46,385)	(12,258)	(192,494)
Gross operating expenses	(4,234)	(1,934)	(3,908)	(2,600)	(1,670)	(14,346)
Reinsurance balance	(4,020)	(1,836)	(3,712)	(2,470)	(1,586)	(13,624)
Average rate of commission (%)	22%	12%	16%	12%	11%	16%
2001 open account after two years						
Risks located in UK	17,877	5,269	7,811	4,791	5,916	41,664
Risks located in EU countries	3,196	1,412	8,721	740	867	14,936
Risks located in other countries	62,499	34,426	48,999	19,154	25,864	190,942
Gross premiums written	83,572	41,107	65,531	24,685	32,647	247,542
Gross claims paid	(51,098)	(11,891)	(42,750)	(12,550)	(8,078)	(126,367)
Gross operating expenses	(5,647)	(2,778)	(4,428)	(1,668)	(2,206)	(16,727)
Reinsurance balance	(4,122)	(2,027)	(3,232)	(1,217)	(1,610)	(12,208)
Average rate of commission (%)	21%	12%	16%	12%	11%	16%
2002 open account after one year						
Risks located in UK	7,441	6,399	8,376	9,632	8,546	40,394
Risks located in EU countries	5,160	2,028	9,442	1,107	1,587	19,324
Risks located in other countries	77,272	30,108	37,798	10,092	43,449	198,719
Gross premiums written	89,873	38,535	55,616	20,831	53,582	258,437
Gross claims paid	(3,246)	(166)	(3,796)	(923)	(6,020)	(14,151)
Gross operating expenses	(7,174)	(3,077)	(4,440)	(1,663)	(4,278)	(20,632)
Reinsurance balance	(48,980)	(21,003)	(30,310)	(11,353)	(29,202)	(140,848)
Average rate of commission (%)	17%	13%	15%	10%	12%	14%

Notes: 1. Gross premiums written have been analysed by reference to the situs of the risk.
2. Gross operating expenses have been allocated to class groups in proportion to the respective gross premium incomes.
3. The reinsurance balance comprises reinsurance recoveries received less outward reinsurance premiums paid and has been allocated to class groups *in proportion to their respective gross premium incomes.*

Seven year summary

at 31 December 2002

	Syndicates 1003 and 2003					Syndicate 1003	
	2000 £000	1999 £000	1998 £000	1997 £000	1996 £000	1995 £000	1994 £000
Allocated capacity	196,558	196,420	196,462	196,446	196,689	190,864	116,699
Number of underwriting members	736	810	805	855	1,364	1,638	2,079
Aggregate net premiums	137,401	96,491	77,518	83,305	87,167	79,186	69,285
Results for an illustrative share of £10,000	£	£	£	£	£	£	£
Gross premiums	10,903	7,976	6,193	6,366	6,381	7,369	5,612
Net premiums	6,990	4,912	3,946	4,241	4,431	4,668	3,630
Premium for the reinsurance to close an earlier year of account	3,373	4,780	4,966	4,329	3,216	1,616	794
Net claims	(6,574)	(5,462)	(3,458)	(2,658)	(2,196)	(1,942)	(1,487)
Premium for the reinsurance to close the year of account	(4,398)	(3,551)	(4,726)	(4,735)	(4,240)	(2,308)	(1,394)
Profit/(loss) on exchange	(124)	10	9	(8)	(8)	13	57
Syndicate operating expenses	(730)	(600)	(448)	(406)	(267)	(257)	(190)
Balance on technical account	(1,463)	89	289	763	936	1,790	1,410
Investment return	373	463	460	394	573	388	259
(Loss)/profit for closed year account	(1,090)	552	749	1,157	1,509	2,178	1,669
Illustrative profit commission:							
Managing agent's share	–	(55)	(82)	(121)	(202)	(303)	(226)
Illustrative personal expenses:							
Managing agent's fee	(50)	(50)	(50)	(50)	(50)	(50)	(50)
Other	(125)	(135)	(150)	(125)	(110)	(110)	(110)
(Loss)/profit after illustrative profit commissions and illustrative personal expenses	(1,265)	312	467	861	1,147	1,715	1,283
Percentage applicable for an illustrative share of £10,000	%	%	%	%	%	%	%
Gross premiums	109.0	79.8	61.9	63.7	63.8	73.7	56.1
Net premiums	69.9	49.1	39.5	42.4	44.3	46.7	36.3
Underwriting result to gross premiums	(5.6)	8.5	11.8	18.5	19.0	20.3	27.5

Notes: 1. Under the standard agency agreement in force, an underwriting member who dies prior to 31 December in any year does not participate in the year; if death occurs on 31 December, the underwriting member participates fully in that year.
2. Personal expenses have been stated at the normal amount incurred by Names writing the illustrative share, disregarding any minimum charge applicable or the impact of deficit clauses. The extraordinary levy of 1.5% of capacity for the years 1993–1995 is excluded.
3. Investment return is stated net of investment expenses and charges.

Report of the independent accountants

To the shareholder of Catlin Insurance Company Limited

In our opinion the accompanying balance sheets and the related statements of operations, of shareholders' equity and of cashflows present fairly, in all material respects, the financial position of Catlin Insurance Company Limited at 31 December 2002 and 2001, and the results of its operations and its cashflows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Chartered Accountants
Hamilton, Bermuda
13 March 2003

Balance sheet

at 31 December 2002 and 2001

	2002 $000	2001 $000
Assets		
Investments		
Fixed maturities, available-for-sale, at fair value (amortized cost: 2002 – $23,863,471; 2001 – $nil)	**24,034**	–
Cash and cash equivalents	**356,849**	1,033
Accrued investment income	**522**	–
Intercompany receivables	**57,638**	–
Funds withheld	**99,963**	–
Property and equipment	**34**	–
Deferred acquisition costs	**5,799**	–
Total assets	**544,839**	1,033
Liabilities		
Losses and loss adjustment expenses	**26,315**	–
Unearned premiums	**50,521**	–
Accounts payable and other liabilities	**12,162**	31
Total liabilities	**88,998**	31
Shareholders' equity		
Authorised –		
1,000,000 (2001 – 120,000) ordinary shares of par value $1 each		
Issued –		
1,000,000 (2001 – 120,000)	**1,000**	120
Additional paid-in capital	**434,175**	880
Accumulated other comprehensive income	**170**	–
Retained earnings	**20,496**	2
Total shareholders' equity	**455,841**	1,002
Total liabilities and shareholders' equity	**544,839**	1,033

Approved and signed on behalf of the Board of Directors on 13 March 2003

Graham Pewter, President, Chief Executive and Director, Catlin Insurance Company Ltd
Christopher Stooke, Director, Catlin Insurance Company Ltd

The accompanying notes are an integral part of these financial statements.

Statement of operations

For the years ended 31 December 2002 and 2001

	2002 $000	2001 $000
Revenues		
Premiums written	93,122	–
Change in unearned premiums	(50,521)	–
Net premiums earned	42,601	–
Net investment income	3,018	34
Net gain on foreign currency exchange	5,803	–
Total revenues	51,422	34
Expenses		
Losses and loss expenses	24,681	–
Policy acquisition costs and profit commissions	5,482	–
Other expenses	765	20
Total expenses	30,928	20
Net income	20,494	14

The accompanying notes are an integral part of these financial statements.

Statement of shareholders' equity

For the years ended 31 December 2002 and 2001

	Common stock $000	Additional paid-in capital $000	Retained earnings $000	Other comprehensive income $000	Total shareholders' equity $000
Balance – 1 January 2001	120	880	(12)	–	988
Comprehensive income					
Net income	–	–	14	–	14
Total comprehensive income	–	–	14	–	14
Balance – 31 December 2001	120	880	2	–	1,002
Comprehensive income					
Net income	–	–	20,494	–	20,494
Other comprehensive income					
Unrealised appreciation on investments	–	–	–	170	170
Total comprehensive income	–	–	20,494	170	20,664
Common stock issued	880	–	–	–	880
Increase in paid-in capital	–	433,295	–	–	433,295
Balance – 31 December 2002	1,000	434,175	20,496	170	455,841

The accompanying notes are an integral part of these financial statements.

Statement of cash flows

For the years ended 31 December 2002 and 2001

	2002 $000	2001 $000
Cash flows provided by operating activities		
Net income	20,494	14
Adjustments to reconcile net income to net cash provided by operations		
Amortisation and depreciation	34	–
Accrued investment income	(522)	–
Funds withheld	(99,963)	–
Deferred policy acquisition costs	(5,799)	–
Unpaid losses and loss expenses	26,315	–
Unearned premiums	50,521	–
Accounts payable	12,131	–
Net cash flows provided by operating activities	3,211	14
Cash flow used in investing activity		
Purchases of property and equipment	(69)	–
Cash flows used in investing activity	(69)	–
Cash flows used in financing activities		
Advances to sister companies	(57,638)	19
Proceeds from issuance of common shares	880	–
Additional paid-in capital	409,432	–
Net cash flows used in financing activities	352,674	19
Net increase in cash	355,816	33
Cash and cash equivalents – beginning of year	1,033	1,000
Cash and cash equivalents – end of year	356,849	1,033

Refer to note 8 for details of significant non-cash transactions.

The accompanying notes are an integral part of these financial statements.

Notes to financial statements

For the years ended 31 December 2002 and 2001

1 Nature of operations

Catlin Insurance Company Ltd ('CICL' or 'the Company') is a Bermuda licensed insurer. It is a wholly owned subsidiary of Catlin Group Limited, a Bermuda holding company. CICL remained dormant until July 2002 when, following a major capital raising exercise by its parent, CICL was capitalised, activated and had its licence upgraded to that of a Class 4 insurer. The Company is a direct writer as well as a reinsurer of worldwide property and casualty risks. Since formation the Company underwrote only three contracts being whole account quota share reinsurances of the Lloyd's syndicates managed by its sister company Catlin Underwriting Agencies Limited (the syndicates). These quota share arrangements are based upon the net premium written by the syndicates.

The Company commenced writing unrelated insurance and reinsurance business during 2003.

2 Significant accounting policies

(a) Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically reviews its estimates and assumptions including particularly the adequacy of reserves for unpaid losses and loss adjustment expenses, reinsurance allowance for doubtful accounts and litigation liabilities, as well as deferred policy acquisition costs. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

(c) Investments

The Company's investments are considered to be 'available for sale' under the definition included in the Financial Accounting Standard Board's (FASB) Statement of Financial Accounting Standards (FAS) No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' The Company's investment portfolio is reported at fair value, being the quoted market price of these securities provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications.

The net unrealised gains or losses on investments are included in accumulated other comprehensive income in shareholders' equity. A decline in the fair value of any investment below cost that is deemed other than temporary is charged to earnings, resulting in a new cost basis for the security.

Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield [illegible] recognised when earned. Realised gains or losses are included in earnings and are derived using the specific identification method as of the date of trade.

Net investment income includes interest together with amortisation of market premiums and discounts.

(d) Cash equivalents

The Company considers all investments with original maturities of 90 days or less to be cash equivalents.

(e) Premiums

Premiums are recognised as reported under the three quota share reinsurance contracts, which are discussed in note 1. Under these contracts premiums are recognised as written upon inception of the policy. For multi-year policies written which are payable in annual installments, due to the ability of the insured/reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written at policy inception. The remaining annual premiums are included as written at each successive anniversary date within the multi-year term.

Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

(f) Policy acquisition costs

Policy acquisition costs consist of commissions, premium taxes, underwriting and other costs that vary with and are primarily related to the production of premiums. Acquisition costs are deferred and amortised over the period in which the related premiums are earned. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.

The Company considers anticipated investment income in determining whether a premium deficiency exists.

(g) Unpaid losses and loss expenses

Unpaid losses and loss expenses consist of a provision for outstanding losses and loss expenses and a provision for losses incurred but not reported (IBNR). As with premiums, current year losses are as reported under the three quota share reinsurance contracts. Provisions for outstanding losses and loss expenses are valued on claim adjusters' evaluations, with additional provisions made where the ceding company's management considers necessary. The IBNR component of the reported losses is established by ceding company management in consultation with its actuaries based on a combination of company and [illegible]

A liability is established for the estimated unpaid losses and loss expenses of the Company under the terms of, and with respect to, its policies and agreements.

The process of establishing reserves is a complex and imprecise process, requiring the use of informed estimates and judgments. Estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Company's results of operations in the period in which the estimates are changed.

Reported losses and loss expenses on direct business are valued on claim adjusters' evaluations, with additional provisions made where management considers these necessary. The IBNR provision is primarily established by management in conjunction with the consulting actuaries based on the application of a combination of company and industry data. Any difference between the estimated amounts and the actual settlements will be reflected in the results of the year in which they are determined.

Future developments may result in losses and loss expenses significantly greater or less than the reserve provided.

(h) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation of property and equipment are calculated using the straight-line method over the estimated useful lives. The estimated useful life for computers is two years.

(i) Comprehensive income

Comprehensive income represents all changes in equity of an enterprise that result from recognised transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are included in comprehensive income but excluded from net income, such as unrealised gains or losses on certain investments in fixed maturities and equity securities.

(j) Translation of foreign currencies

Under FAS 52, 'Foreign Currency Translation', monetary foreign currency assets and liabilities are translated into US dollars using period end rates of exchange. Non-monetary assets and liabilities, as well as statement of operations amounts, expressed in foreign currencies are translated using average exchange rates. Gains and losses resulting from foreign currency translations are recorded in current income.

(k) Risks and uncertainties

Cash and investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements. See note 10 for details of the Company's management of the credit risk.

Notes to financial statements (continued)

3 Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 31 December 2002 (investments balance as at 31 December, 2001 – $nil) are as follows:

	Fair value $000	Amortised cost $000
US government and agencies	5,112	5,093
Non-US government	3,259	3,254
Corporate securities	15,663	15,516
Fixed maturities	24,034	23,863

The gross unrealised gains and losses related to fixed maturities at 31 December 2002 are as follows:

	Gross unrealised gains $000	Gross unrealised losses $000
US government and agencies	43	–
Non-US government	20	–
Corporate securities	108	–
Total	171	–

Fixed maturities at 31 December 2002, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value $000	Amortised cost $000
Due in one year or less	10,577	10,565
Due after one through five years	13,457	13,298
Total	24,034	23,863

Net investment income

The components of net investment income for the year ended 31 December 2002 and 2001 are as follows:

	2002 $000	2001 $000
Interest income	**2,090**	34
Interest from group companies	**296**	–
Investment income on funds withheld	**632**	–
Net investment income	**3,018**	34

Restricted assets

Refer to note 10 for details of any restrictions on assets.

4 Losses and loss adjustment expenses

The syndicates reinsured by the Company under the three quota share reinsurance contracts described in note 1 establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred.

The reconciliation of unpaid losses and loss expenses for the year ended 31 December 2002 (there were no unpaid losses and loss expenses recorded during 2001) is as follows:

	$000
Unpaid losses and loss expenses – beginning of year	–
Incurred losses and loss expenses for claims related to:	
Current year	24,681
Prior years	–
Total incurred losses and loss expenses	24,681
Paid losses and loss expenses for claims related to:	
Current year	–
Prior years	–
Total incurred losses and loss expenses	–
Foreign exchange adjustment	1,634
Unpaid losses and loss expenses – end of year	26,315

The unpaid losses and loss expenses reserve consists of a case reserve balance of $8,971,391 and an incurred but not reported reserve (IBNR) of $17,344,054.

The quota share treaty contracts, discussed in note 1, operate on a 'funds withheld' basis. This basis means that if the 2002 underwriting year of account (measured on the Lloyd's three-year basis) closes in the ordinary course by way of reinsurance to close, there will be only one cash transaction, which shall encompass all of the financial transactions specified therein. This effectively means that throughout the duration of the treaties all of the company's premiums, assumed under the contracts, will be included as part of the funds withheld balance, while any claims under the agreements will be included as part of the losses and loss adjustment expenses reserve, pending final net cash settlement after 31 December 2004. Acquisition costs are included in the accounts payable balance. The Company earns interest on the net balance outstanding at a rate agreed between the parties, based upon the relevant proportion of the investment income and unrealised gains of the syndicates.

As such CICL will not record any paid losses under these contracts until final settlement.

5 Reinsurance

The Company has not purchased reinsurance but, under the quota share contracts discussed under note 1, the Company shares in common account reinsurance protections purchased by the syndicates. These arrangements minimise the net loss potential arising from large risks.

6 Property and equipment

Following are the components of property and equipment:

	$000
Computer equipment	69
Less: Accumulated depreciation	(35)
Net computer equipment	34

The balance of computer equipment at 31 December 2001 was $nil.

Depreciation expense of computer equipment was $34,472 and $nil for the years ended 31 December 2002 and 2001, respectively.

7 Taxation

The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016. At the present time, no such taxes are levied in Bermuda.

Notes to financial statements (continued)

8 Shareholders' equity

The following table outlines the changes in common shares issued and outstanding during 2002 and 2001:

	2002	2001
Balance – beginning of year	**120**	120
Shares issued	**880**	–
Balance – end of year	**1,000**	120

Shares were issued at $1 (par value) each and have equal voting rights.

During the year the Company received additional paid-in capital from its parent of $433,294,552. Of this amount $409,431,080 was received in cash and $23,863,472 was received in the form of fixed maturity investments.

9 Statutory requirements

Under Bermuda Insurance Act 1978, amendments thereto and related regulations (the Act), the Company is required to maintain minimum capital and surplus of $100 million as at 31 December 2002. The Company's statutory capital and surplus as of 31 December, 2002 is $319.7 million and is sufficient to meet the requirements of the Act. As the Company's statutory capital and surplus requirements are fully covered by its additional paid-in capital, there are no restrictions on the Company's retained earnings available for distribution. The Company is also required to maintain a minimum liquidity ratio as defined by the Act, and as of 31 December 2002 this requirement was also met.

10 Commitments and contingencies

Concentrations of credit risk

The cash and investment portfolios are managed following prudent standards of diversification. Specific provisions limit the allowable holdings with a single institution or of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments and cash balances.

Letters of credit

The Company provides collateral for a LOC granted to its sister company Catlin Westgen Limited (subsequently renamed Catlin Syndicate Limited), and this serves as the latter's funds at Lloyds to enable it to underwrite as the sole member of Syndicate 2003. As collateral for this LOC the Company grants a charge to Barclays Bank over its cash deposits to the US$ equivalent of £80,946,680 ($130,324,155 at 31 December 2002).

Catlin Group Limited, the Company's parent, has a $50 million loan facility with JP Morgan Chase. As a condition of this facility the Company is required to maintain unrestricted cash of not less than $100 million. As of 31 December 2002, this loan facility was unused.

11 Related parties

As was noted in note 1 all underwriting activities were undertaken with fellow Catlin Group Limited companies (the Group). During the year the Company underwrote only three contracts, being whole account quota share reinsurances of the Lloyd's syndicates managed by its sister company, Catlin Underwriting Agencies Limited. Premiums written in 2002 totalled $93,121,452 and losses and loss expenses in 2002 totalled $24,680,945. The Company pays a commission of 5% of original net premium and a profit commission of 15% of the net profit of the Company on this business. It is also liable for its proportionate share of the Lloyd's Levy and Central Fund contribution payable by the syndicates.

The following balances were outstanding between the Company and the Group:

	$000
Intercompany receivables	
Catlin Underwriting Agencies Limited (a)	57,316
Catlin Group Limited (b)	312
Funds withheld	
Quota share contracts (c)	99,963
Accounts payable	
Quota share contracts (d)	12,029

During the year the Company realised foreign exchange gains of $1,191,006 on intercompany loans totalling $50,150,242 that were repaid during the year.

(a) During the year, the Company advanced $57,316,000 to a sister company, Catlin Underwriting Agencies Limited. This amount is unsecured, non-interest bearing and repayable upon demand.

(b) The Company paid certain expenses on behalf of its parent company, Catlin Group Limited, which will be repaid in 2003.

(c) The Company's quota share contracts with sister companies operate on a funds withheld basis; for details, refer to note 4.

(d) The accounts payable represent contractual commissions due under the quota share contracts. Refer to note 4 for more details. These amounts are likely to be settled on a net basis with the funds withheld.

12 New accounting pronouncements

FASB is currently discussing the accounting relating to funds withheld reinsurance agreements that provide for a return based on a portfolio of securities held by the cedant as they contain embedded derivatives that require bifurcation under FAS 133. Tentative guidance has been provided in Derivative Implementation Guidance Issue No. B36, 'Embedded Derivatives-Bifurcation of Embedded Credit'. If embedded derivative accounting for such funds withheld reinsurance agreements is eventually required, guidance will be applied prospectively. The Company currently does not believe the application of the new guidance will have a material impact on its financial condition and results of operations.

Catlin Group Limited and key subsidiaries

Catlin Group Limited
Directors
Sir Graham Hearne MBE
  Chairman
Stephen Catlin
  Chief Executive
Christopher Stooke
  Chief Financial Officer
Michael Eisenson
Mark Gormley
Mark Hoplamazian
Jeff Hughes
David Jaffe
Gene Lee
Nicholas Paumgarten
Eric Rahe
Robert Spass
William Spiegel

Other executives
Janet Nelson
  Chief Risk Officer
Daniel Primer
  Group General Counsel

Catlin Insurance Company Ltd
Stephen Catlin
  Chairman
Paul Swain
  Deputy Chairman
Graham Pewter
  President & Chief Executive
Brian Patterson
  Corporate Counsel
Terry Pitcher
  Financial Controller

Catlin Inc
Edward Moss
  Chairman
James Brooks
  President
William Chauvin
  Treasurer

Catlin Ecosse Insurance Limited
Edward Moss
  Chairman
Geoffrey Ross
  Managing Director

Catlin Underwriting Agencies Limited
Stephen Catlin
  Chairman
Paul Swain
  Deputy Chairman
Paul Jardine
  Chief Executive
Paul Brand
  Chief Underwriting Officer
  Active Underwriter
Lesley Denekamp
  Chief Operating Officer
Edward Moss
  Director – Overseas Operations & Information Technology
Timothy Peters
  Finance Director
Nicolas Burkinshaw
  Underwriting Director
  Marine Business Group
Douglas Howat
  Underwriting Director
  Energy, Aerospace & Industrial Property Business Group
Andrew McMellin
  Underwriting Director
  Professional Indemnity & Financial Institutions Business Group
Matthew Paskin
  Underwriting Director
  Reinsurance Business Group
Paul Martin
  Chief Actuary
Fiona Forman
  Chief Accountant
Clive Magnus
  Underwriting Operations Board Chairman

Catlin Asia Pte Limited
Catlin Labuan Limited
Edward Moss
  Chairman
Neil Wray
  Principal Officer
Low Min Ying
  Financial Controller

Catlin Group offices

Catlin Group Limited
Catlin Insurance Company Ltd
Swan Building
Second Floor
26 Victoria Street
Hamilton
Bermuda HM 12
Telephone: +1 441 296 0060
Fax: +1 441 296 6016

Postal Address:
P.O. Box HM 1287
Hamilton HMFX
Bermuda

Catlin Underwriting Agency Limited
3 Minster Court
Mincing Lane
London EC3R 7DD
United Kingdom
Telephone: +44 (0)20 7626 0486
Fax: +44 (0)20 7623 9101

Catlin Underwriting Agency US Inc
Suite 1010
3700 Buffalo Speedway
Houston, Texas 77098
USA
Telephone: +1 713 626 1266
Fax: +1 713 626 7356

Catlin Underwriting Agency US Inc of Louisiana
Suite 2620
400 Poydras Street
New Orleans, Louisiana 70130
Telephone: +1 504 304 2102
Fax: +1 504 836 5309

Catlin Ecosse Insurance Limited
Fourth Floor
183 St Vincent Street
Glasgow G2 5QD
Scotland
United Kingdom
Telephone: +44(0)141 204 7600
Fax: +44(0)141 248 6687

Catlin Asia Pte Limited
23 Church Street #09–07/10
Capital Square
Singapore 049481
Telephone: +65 6538 8718
Fax: +65 6557 0012

Catlin Labuan Limited
Suite 15–02
15th Floor, Merana Keck Seng
203 Jalan Bukit Bintang
55100 Kuala Lumpur
Malaysia
Telephone: +60 3 2145 0353
Fax: +60 3 2145 0557

www.catlin.com

gned and produced by Fishburn Hedges